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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------
                                SCHEDULE 14D-1/A
          TENDER OFFER STATEMENT (AMENDMENT NO. 2--FINAL AMENDMENT)
                      PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                            SQUARE INDUSTRIES, INC.
                           (Name of Subject Company)
                 CENTRAL PARKING SYSTEM - - EMPIRE STATE, INC.
                                      AND
                          CENTRAL PARKING CORPORATION
                                    (Bidder)

                             ---------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                    8522351
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             MONROE J. CARELL, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CENTRAL PARKING CORPORATION
                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255
      (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of the Bidder)

                             ---------------------

                                    COPY TO

                                  MARK MANNER
                   HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
                           1800 FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                                 (615) 256-0500

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
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of above Person
                                 CENTRAL PARKING CORPORATION
                                          62-1052916
2       Check the appropriate Box if a Member of a Group                              (a)   [ ]
          (See Instructions)                                                          (b)   [ ]
3       SEC Use Only
4       Source of Funds (See Instructions)
          BK
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e)      [ ]
          or 2(f)
6       Citizenship or Place of Organization
          TENNESSEE
7       Aggregate Amount Beneficially Owned by Each Reporting Person
          Indirectly through Central Parking System--Empire State, Inc., its indirect wholly-owned subsidiary: 1,438,144 Shares of Common Stock
8       Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See               [ ]
          Instructions)
9       Percent of Class Represented by Amount in Row (7)
          97.4%

10      Type of Reporting Person (See Instructions)
          CO

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of above Person
                         CENTRAL PARKING SYSTEM -- EMPIRE STATE, INC.
                                          62-1662458
2       Check the appropriate Box if a Member of a Group                              (a)   [ ]
          (See Instructions)                                                          (b)   [ ]
3       SEC Use Only
4       Source of Funds (See Instructions)
          BK
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e)      [ ]
          or 2(f)
6       Citizenship or Place of Organization
          NEW YORK
7       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,438,144 Shares of Common Stock
8       Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See               [ ]
          Instructions)
9       Percent of Class Represented by Amount in Row (7)
          97.4%
10      Type of Reporting Person (See Instructions)
          CO

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Central Parking System -- Empire State, Inc., a New York corporation
("Purchaser"), and an indirect wholly-owned subsidiary of Central Parking
Corporation, a Tennessee corporation ("Parent") hereby file this Amendment No.
2 (Final Amendment) which constitutes the final amendment to its Tender Offer
Statement on Schedule 14D-1 (the "Statement") originally filed on December 13,
1996 with respect to its offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Square Industries, Inc., a New York corporation (the "Company"), at a price of $28.50 per Share net to the seller in cash promptly following completion of the Offer, without interest thereon, and an additional $2.50 per Share to be deposited by Parent in escrow as contingent consideration for distribution, in whole or in part, either to the seller or Parent based upon the resolution of two specific matters, subject to adjustment as provided in the escrow agreement, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 13, 1996 (the "Offer to Purchase") as supplemented and amended by the Supplement to the Offer to Purchase, dated January 6, 1997, (the
"Supplement"). The Offer to Purchase, the Supplement and the related Letter of Transmittal previously filed as Exhibits (a)(1), (a)(9) and (a)(2) to the statement, respectively, together constitute the "Offer". Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Statement or in the Offer to Purchase.

ITEM 6.  Interest in Securities of the Subject Company.

   Item 6 is hereby amended as follows:

(a) and (b) The offer expired at 12:00 midnight, New York City time, on Friday,
January 17, 1997. Based on information provided by the Depositary, there were validly tendered and not withdrawn 1,438,144 Shares, or approximately 97.4% of the issued and outstanding Shares. The Shares validly tendered and not withdrawn at such time were accepted for payment. On Monday January 20, 1997, Parent issued the press release attached hereto as Exhibit (a)(11).

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

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
(a)(11)  --   Press Release issued by Parent on January 20, 1997.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CENTRAL PARKING SYSTEM -- EMPIRE
                                          STATE, INC.

                                          By:    /s/ MONROE J. CARELL, JR.
                                            ------------------------------------
                                              Name: Monroe J. Carell, Jr.
                                              Title: Chairman and Chief
                                              Executive Officer

January 21, 1997

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CENTRAL PARKING CORPORATION

                                          By:    /s/ MONROE J. CARELL, JR.
                                            ------------------------------------
                                              Name: Monroe J. Carell, Jr.
                                              Title: Chairman and Chief
                                              Executive Officer

January 21, 1997

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                                 EXHIBIT INDEX

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                                                                                       PAGE IN
                                                                                      SEQUENTIAL
EXHIBIT                                                                               NUMBERING
 NUMBER                               DESCRIPTION OF EXHIBITS                           SYSTEM
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
(a)(11)  --   Press Release issued by Parent on January 20, 1997......................
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